Exhibit 99.1

Yingli Green Energy Appoints PricewaterhouseCoopers Zhong Tian LLP As Its Independent Auditors

BAODING, China, June 3, 2014 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, also known as “Yingli Solar”, today announced that its Board of Directors has appointed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent auditors. PwC will replace KPMG as the independent auditors for the Company with immediate effect. The Company is working closely with its prior audit firm, KPMG, and PwC to ensure a seamless transition.

The appointment of PwC was made after careful consideration and extensive evaluation process by the Board of Directors, the Audit Committee and management of the Company and approved by the Board of Directors and the Audit Committee of the Company. During the two fiscal years ended December 31, 2012 and 2013, and the subsequent interim period through June 3, 2014, there were no (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make references in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of KPMG on the Company’s consolidated financial statements for the fiscal years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

“We are grateful for KPMG’s quality service of their experienced and dedicated team over the past several years as the Company’s external auditors,” said Mr. Yiyu Wang, Chief Financial Officer of Yingli Green Energy. “We selected PwC because of its expertise in high technology issues, strong international presence and excellent reputation.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information about Yingli Green Energy, please contact:

Qing Miao

Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com